File No. 70-8277


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 12
                        (Post-Effective Amendment No. 6)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

                    The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                            John D. McLanahan, Esq.
 Financial Vice President                         Troutman Sanders LLP
   The Southern Company                        600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                             Suite 5200
  Atlanta, Georgia  30303                     Atlanta, Georgia  30308-2216

                              INFORMATION REQUIRED

         Item 1 in this proceeding as previously amended is hereby further amended as follows:

         The second paragraph of Item 1.2, Additional Common Stock., is amended and restated to read as follows:

         "The proceeds from the sale of the Additional Common Stock will be used by Southern to acquire the securities of associate companies and interests in other businesses, including interests in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), all in any transactions permitted under the Act, and for other general corporate purposes. Southern does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs."

         Item 1.4, Compliance with Rule 53, is amended and restated to read as follows:

                "Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).
                Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At October 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.969 billion, or approximately 74.09% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1999 ($4.008 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.
                In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
                Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The issuance of the Additional Common Stock as proposed herein would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
                The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 1999, was 44.5% equity, 55.5% debt including all non-recourse debt, and 57.1% equity and 42.9% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 45.7% and 54.3%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 35.8% of total capitalization at September 30, 1999. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.
                Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evidenced by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 43.7% at September 30, 1999, which is lower than the average for Standard & Poor's "A" rated vertically integrated utilities. At year end 1998, according to Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 50.4% of total capitalization.
                Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased approximately $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the issuance of the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs have not had any adverse impact on Southern's financial integrity."

         Item 2, Fees, Commissions and Expenses, is amended and restated in its entirety to read as follows:

         "The fees, commissions and expenses paid or to be incurred in connection with the filing of this Post-Effective Amendment are estimated not to exceed $5,000, which includes the fees of counsel for the applicant."


                                    SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 15, 1999                    THE SOUTHERN COMPANY



                                             By:  /s/Tommy Chisholm
                                                      Tommy Chisholm, Secretary